KANSAS CITY SOUTHERN DE MÉXICO
MONTES URALES NO. 625, COL. LOMAS DE CHAPULTEPEC C.P. 11000, MÉXICO D.F.

MICHAEL W. UPCHURCH	PHONE: (816) 983-1827
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	EMAIL: MUpchurch@KCSouthern.com
April 27, 2010
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: Kansas City Southern de Mexico, S.A. De C.V. Form 10-K for the year ended December 31, 2009 Filed February 12, 2010 File No. 333-08322
Dear Ms. Cvrkel:
We respectfully submit the following responses to the comments in your letter dated April 9, 2010 (which have been reproduced in the body of our response in italics).
Form 10-K for the year ended December 31, 2009
Item 2. Properties, page 17
1.
We note from your disclosure on page 17 that at the date of this filing you had approximately 100 locomotives in storage which primarily reflects the current economic environment and seasonal demands of the industry. Please tell us if you have performed an impairment analysis on these long-lived assets during fiscal year 2009 and if so, please tell us the results of your analysis, including the nature of any significant assumptions used in your analysis. If you did not perform an impairment analysis on these locomotives, please explain to us why you do not believe such analysis was required.

Stored locomotives as of the date of the filing are reflective of the downturn in the economy and of the associated decreases in rail volumes experienced during 2009. As of the date of the filing, we expected this level of stored locomotives to be temporary, and we believe this expectation continues to be validated by recent trends. As rail volumes began to rebound in the third quarter of 2009, the number of locomotives in active service also began to increase. During the nine month period from June 30, 2009 through March 31, 2010, we have returned about 20 locomotives back to active service. We expect this trend to continue as the economy continues to rebound. Because the stored locomotives are expected to be returned to active service, we continue to depreciate the locomotives, and included these locomotives in our long-lived asset impairment analysis that was performed as of December 31, 2009.

The primary assumptions as of December 31, 2009, were as follows:
•	The lowest level of identifiable cash flows were used, which is total rail operations.

•	The basis for the cash flows to be used for the impairment analysis was our three-year long term plan completed in December 2009, and communicated to our Board of Directors in early 2010.

•	The average undiscounted cash flows for the plan years 2010–2012 were used to estimate the cash flows for all years after 2012.

•	We did not include any additional business growth above the average cash flows for 2010-2012.

•	Capital expenditures that were planned for capacity/expansion were excluded from the average cash flow estimates.

•	The estimated undiscounted future cash flows by asset group were compared to the remaining net book value of the long-lived assets, and no impairment was indicated.
In our 2010 Form 10-K, we will revise our significant accounting policies and basis of presentation footnote to expand our discussion of our policy and assumptions for performing an impairment analysis on long-lived assets.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
– Results of Operations
– Year Ended December 31, 2009 Compared with Year Ended December 31, 2008, page 19
2.
We note your disclosure that purchased services expense varied from 2008 to 2009 due to the fact that the company recognized a deferred credit of $6.1 million related to the partial cancellation of a maintenance contract in 2009. As part of your response to us, please provide significant change in terms of the renegotiated maintenance contracts and explain in greater detail why the partial cancellation of the maintenance contract resulted in a deferred credit and gain recognition during 2009.

In connection with Kansas City Southern (“KCS”) acquiring control of Kansas City Southern de Mexico (“KCSM”) in April 2005, the purchase price was allocated to assets acquired and liabilities assumed, as required by Statement of Financial Accounting Standards No. 141, “Business Combinations” paragraph 35, which was the applicable guidance at the date of the acquisition. In this allocation process, certain locomotive maintenance agreements were determined to be at above-market rates, and deferred credits were established for market differentials as of the acquisition date. We recorded a deferred credit related to one maintenance agreement covering 138 locomotives (largely in-serviced in 1999), which commenced in January 1998 and terminates in December 2014, and have been amortizing the deferred credit over the remaining life of the contract. As of July 1, 2009, we reached agreement with the maintenance provider to remove 78 locomotives from this agreement. At that date, the 78 locomotives had a related remaining unamortized deferred credit of $6.1 million.
Also as of July 1, 2009, we reached agreement with the same maintenance provider to add 50 newer locomotives (in-serviced in 2007 and 2008) at a current market rate to a separate existing maintenance agreement. These 50 units had not previously been covered under a maintenance agreement. We concluded that the added units and removed units were not equivalent or fungible based on relative ages of the units and the associated differences in technology, efficiency and productivity. Through quotes from a competing maintenance provider, we also validated that the rate associated with the added units was at market.

Considering that this renegotiation was several years after the business combination, the authoritative guidance ascribed by FASB ASC 805-10-35-1 regarding subsequent measurement and accounting for liabilities assumed in a business combination, and the economic substance of the renegotiations as evidenced by the competitive market information and the operational differences between the removed and added units, we concluded that the removal of the 78 locomotives from the 1998 maintenance agreement represented a partial contract termination, and that the remaining unamortized deferred credit related to the removed locomotives should be recognized. The deferred credit related to the locomotives which are still covered by the 1998 maintenance agreement continues to be amortized over the remaining life of the maintenance agreement.
– Liquidity and Capital Resources, page 22
3.
Given the significance of your annual capital expenditures related to road assets, please consider disclosing information regarding the number of track miles of rail replaced, the number of crossties replaced, the number of new track miles of rail installed, the number of new crossties installed, and the number of track miles of rail resurfaced (e.g., ground). Please consider (i) utilizing tables to present the aforementioned information and (ii) providing narrative disclosure that addresses any significant variances in the information provided in your tables.

In our 2010 Form 10-K, we will disclose additional unit-based information regarding our capital expenditures related to road assets in tabular form, and will provide narrative to address any significant variances. We are in the process of drafting this additional disclosure, and will provide proposed disclosure to the Staff, if desired.
4.
Please quantify for us the amount of costs that you have capitalized in connection with the replacement of road assets, which were not contemplated by your original capital budget (e.g., unplanned capital expenditures related to the occurrence of casualty events), if applicable. To the extent that such costs are material, please expand your MD&A disclosure to discuss the amounts capitalized and the underlying reasons why such costs were incurred.

There were no material costs capitalized in 2009 that were not contemplated in our original capital budget. In future Form 10-K filings, we will disclose any costs capitalized for the replacement of road assets which were not contemplated in our original capital budget to the extent that they are material to our financial position.
Notes to the Financial Statements
– General
5.
We note from your disclosures in the Risk Factors section on page 7 that your debt facilities contain restrictive covenants that include, among other things, a restriction on your ability to pay dividends. Please revise future filings to disclose this restriction on your payment of dividends, and any other restrictive covenants of your debt facilities, in the notes to the financial statements. See Rule 4-08(e) of Regulation S-X.

We will revise future Form 10-K filings to disclose our restrictive covenants, which include a restriction on our ability to pay dividends, in the notes to the financial statements in accordance with Rule 4-08(e) of Regulation S-X. In our Form 10-Q for the quarter ended March 31, 2010, we disclosed restrictions on our debt that was issued during the first quarter of 2010 within our debt footnote in the notes to the financial statements (see page 10).

6.
We note from your statements of operations that the equity in net earnings (losses) of unconsolidated affiliates was material to consolidated income before income taxes for the year ended December 31, 2009. In future filings, please include summarized information of assets, liabilities, and results of operations of the investees in the notes to the financial statements, either individually or in groups. See FASB ASC 323-10-50 and Rule 4-08(g) of Regulation S-X.

Quarterly, we review the requirements of accounting for equity method investments in common stock or FASB ASC 323-10-50 and Rule 4-08(g) of Regulation S-X to determine if our equity investments meet the defined significance thresholds. In performing the analysis, we considered the computational note included within Article 1-02(w), which states if income of the registrant and its subsidiaries consolidated, exclusive of amounts attributable to any non-controlling interests for the most recent fiscal year, is at least 10 percent lower than the average income for the last five fiscal years, such average income should be submitted for purposes of the computation. For the year ended December 31, 2009, our net income, as defined in Article 1-02(w), was more than 10% lower than the average net income for the last five fiscal years. Accordingly, when the average net income, as defined, was used in the calculation, the equity in net earnings of unconsolidated affiliates did not exceed the significance threshold which would require disclosure of summarized information of assets, liabilities, and results of operations in the notes to the consolidated financial statements.
Note 2. Significant Accounting Policies
– Basis of Presentation, page 35
7.
We note your disclosure that during the third quarter of 2009 you identified changes in accounts payable and accrued liabilities related to capital spending that had not been correctly presented in the prior period cash flow statements. Changes in these accruals had previously been classified within cash flows from operating activities and should have been classified as capital expenditures within investing activities. In light of the fact that this was a material change to net cash provided by operating activities, we would expect the prior year columns on the statement of cash flows to be marked as “restated”. In the future, to the extent you have a correction of an error such as this, please make this revision. Also, please tell us why you believe that in light of this correction of an error, management was able to conclude that disclosure controls and procedures were effective as of December 31, 2009.

We note your comments regarding our correction of an error and in future filings, we will mark our financial statements as “restated” for any material corrections of errors. We evaluated this error in the cash flow statement considering both qualitative and quantitative factors in accordance with accounting guidance on materiality or FASB ASC 250-10-S99-1. We also considered the Final Report of the Advisory Committee on Improvements to Financial Reporting to the United States Securities and Exchange Commission which focuses on the needs of a reasonable investor.
In our materiality analysis, we first analyzed this error as a percentage of net cash provided by operating activities and net cash used for investing activities. As this error exceeded quantitative thresholds commonly used to assess materiality, we also considered qualitative factors and believe that these qualitative factors provided compelling evidence that this error was not significant to stakeholders. In KCS’ analyst presentations and earnings releases, we focus on key performance indicators including free cash flow, liquidity, operating expense as a percentage of revenue (operating ratio), and net income. None of these performance indicators were affected by this error. We also reviewed the effect of this error on our debt covenant calculations and concluded that the error had no impact on these calculations or our compliance under the debt covenants. This error had no impact on regulatory or income tax matters. This error had no impact on any compensation-related matters and did not have the effect of increasing management’s compensation, as any incentive compensation is based upon the operating ratio and free cash flow, which as noted above, were not affected by this error.
Based on this qualitative assessment, we concluded that it was reasonable to assume that this error would not impact debt holder, rating agency or analyst expectations related to earnings, free cash flow, liquidity, or our ability to repay debt. Accordingly, we concluded that the prior year error was not material to the consolidated financial statements and restatement and amendment of prior period filings would not have been relevant. We have corrected the prior period statements of cash flows within our current period filings and disclosed the correction in the notes to the financial statements. We believe our note to the financial statements disclosed the nature and reason of the prior year correction, which allowed the users of the financial statements to clearly assess the effects of the error on the statement of cash flows and to understand that this correction does not affect our ongoing operations or earnings.
This error was detected and corrected during the third quarter and disclosed in our Form 10-Q filing for the quarter ended September 30, 2009. The deficiency was subsequently remediated and we were able to conclude that disclosure controls and procedures were effective as of December 31, 2009.
– Property and Equipment (including Concession Assets), page 36
8.
We note your disclosure that during the fourth quarter of 2009 you changed the useful life estimates the Concession assets. Please provide us more details of the nature of the facts and circumstances that occurred during the fourth quarter of 2009 that resulted in this change and explain why you believe it was appropriate to increase the useful lives of these assets during this period.

Furthermore, please revise results of operations section within MD&A beginning with your Form 10-Q for the quarter ended March 31, 2010 to include a discussion of the effect the changes in useful lives estimates of (1) the equipment as a result of the depreciation study and (2) KCSM’s concession assets will have on your future results of operations in accordance with Item 303(A)(3)(ii) of Regulation S-K. Your discussion should include the change in useful lives and amount of depreciation expense that is expected to decrease over future periods as a result of the change in estimated useful lives of the affected assets.

In 1997, a company ultimately acquired by KCSM was granted a concession from the Mexican government to operate a portion of the national Mexican railroad system. Under the concession, KCSM does not own the underlying railroad assets but has the right to operate them for a 50-year term which may be renewed under certain conditions for additional periods of up to 50 years. The Mexican Ministry of Communications and Transportation (“Secretaria de Comunicaciones y Transportes”) or (“SCT”) in Mexico is responsible for monitoring compliance with the terms and conditions that must be met in order to maintain and renew the concession.
At the time the concession was granted, because there was no previous experience with the Mexican government granting railroad concessions to private companies and due to the lack of experience in working with the SCT and operating under the concession rights, we used the shorter of the estimated useful life of the underlying assets or the current concession term, which ends in 2047, as the useful life estimate for concession assets. As part of our ongoing assessment of useful lives of property, a determination was made in the fourth quarter of 2009 that it is reasonable to assume that the concession will be renewed for an additional 50-year term at the end of the current term. The evaluation of the useful lives of concession assets as required by the guidance on accounting for goodwill and other intangible assets or FASB ASC 350-30-35-9 considered the aggregation of the following facts and circumstances:
•
During the time since the concession was granted, the relationships between KCSM and the various Mexican governmental authorities have matured and the guidelines for operating under the concession have become more defined with experience;

•
KCSM operations are an integral part of the KCS operating strategy, and related investment analyses and operating decisions assume that the cross-border rail business operates into perpetuity, and do not assume that Mexico operations terminate at the end of the current concession term;

•
Our executive management is dedicated to ensuring that we maintain compliance with the various provisions of the concession agreement and positive relationships with the SCT and other Mexican federal, state, and municipal governmental authorities. We have executive management personnel dedicated to ensuring that we are in compliance with terms of the concession and applicable laws and regulations;

•
Specifically, in late 2009, we saw meaningful improvements in our relations with the SCT as well as other government authorities. As an example, the KCS Chairman and CEO and the KCSM President had a beneficial meeting with the President of Mexico.

•	We believe there are no known supportable sanctions or compliance issues that would cause the SCT to revoke the concession or prevent KCSM from renewing the concession.
This evaluation made during the fourth quarter of 2009 resulted in a decision to assume that the concession would be renewed for an additional 50-year term beyond the current term, and that capital assets required to operate under the concession would be depreciated over the shorter of the asset group’s useful life or the current concession term plus one additional 50-year term, effective October 1, 2009. This decision increases the consistency between economic life assumptions used for operating decisions and for accounting purposes. This decision also results in more consistent depreciable lives for similar capital assets, whether such assets are acquired or constructed by KCS’ U.S. operations or by KCS’ Mexican operations. Considering the asset base in service at the time of this re-assessment, we estimate this increase in the assumed concession term will reduce annual depreciation expense by approximately $10.4 million.
We will continue to monitor our relationship with the SCT and other Mexican governmental authorities and our compliance status with terms of the concession to revalidate the assumption that the concession will be renewed for an additional 50-year term after the current term. In addition, we will monitor ongoing operational decisions to determine if these decisions contemplate any termination of the concession.
In our 2010 Form 10-K filing, we will describe the change in estimate of useful lives of concession assets and the changes in depreciation rates for equipment from the 2009 depreciation study in the notes to the financial statements in accordance with guidance on changes in accounting estimates or FASB ASC 250-10-50-4.
In our Form 10-Q filing for the quarter ended March 31, 2010, we have included a discussion of the effects of the changes in depreciation rates for equipment as a result of the depreciation study and the change in the estimate of useful lives of concession assets on our future results of operations in accordance with Item 303(A)(3)(ii) of Regulation S-K (see page 19).
9.
We note from your disclosure that you lease transportation equipment as well as office and other operating facilities, under various capital and operating leases. With respect to operating leases, please tell us and revise future filings to disclose whether any of your operating leases contain scheduled rent increases such as those defined in FASB ASC Topic 840-20-25-2a and how you account for such scheduled rent increases over the lease term in accordance with FASB Topic 840-20-25-1, if applicable.

Certain of our operating leases contain scheduled rent adjustments, and it is our policy to recognize these scheduled rent adjustments on a straight-line basis over the term of the lease, in accordance with accounting guidance on leases or FASB ASC Topic 840-20-25. In our 2010 Form 10-K, we will disclose that certain operating leases contain scheduled rent adjustments, and our related accounting policy.
10.
Given the importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe clear and transparent disclosure about how you account for these assets is important to investors. Following are disclosures that should be included in the significant accounting policies described in the notes to your financial statements, as appropriate.

Depreciation method by major class of depreciable assets
•
If a range of depreciation rates is applied to a major asset class (e.g., based upon differing physical characteristics of your rail; such as tangent versus curve or rail weight), disclose the range of depreciation rates being applied;

•	Accumulated depreciation by major class of depreciable assets.
Accounting for retirement or replacement of depreciable property
•	The method of estimating the historical cost of retired or replaced property and why estimates are used in place of actual historical cost (e.g., impracticality of tracking individual assets);

•
The types of assumptions involved in your historical cost estimates. For example, if estimates of historical cost are based on a deflation of current replacement costs, disclose that the source of inflation factors, why such inflation factors are appropriate, and that the assumptions include the age of retired assets;

•	Quantification of the amounts of gains or losses recognized in earnings and charged to accumulated depreciation due to abnormal replacement or retirements, respectively.
Accounting for maintenance-related activities
•	Quantification of maintenance costs expensed as incurred;

•
To the extent costs are not expensed as incurred, disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and quantification of amounts capitalized in each period presented.

Determination of costs capitalized as property and equipment
•
To the extent assets are self-constructed and such work is performed by company employees, discuss how the types of costs capitalized (direct costs, indirect costs, or overhead) are distinguished from the costs of removal and deconstruction of replaced assets;

•	The basis for attributing these costs to capitalized depreciable property;

•	How such costs are measured.
We note your comments and will revise our 2010 Form 10-K to include additional disclosures. We are in the process of drafting this additional disclosure, and will provide proposed disclosure to the Staff for review, if desired.
11.
We note from your disclosure that you capitalize expenditures that significantly increase asset values or extend useful lives. Please supplementally tell us whether you capitalize the cost of certain repair and maintenance activities such as rail grinding, shoulder ballast cleaning, etc. These activities typically recur at intervals shorter than the life of the underlying asset, allow the underlying assets to reach their currently estimated useful lives (rather than extend lives beyond current estimates), and restore the condition of the underlying assets (rather than enhance them beyond their condition when originally acquired.)

For these reasons, we believe expensing as incurred may be the preferable method of accounting for short-lived repairs and maintenance costs, such as rail grinding and other similar costs. While we would not object to capitalization of such costs provided that: (a) their useful life, as represented by the period between performance, is reflected in the depreciation rates used; (b) to the extent such costs are grouped and depreciated with the associated underlying asset, the composite rate is reflective of the shorter life of the maintenance activity (on a weighted-average basis); and (c) to the extent such costs are separately tracked and accounted for, the life of such costs is based on the period between performance (on average), we encourage expensing such costs as incurred. Please advise us as to your current and planned future accounting. To the extent that you currently capitalize such costs, please disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and the amounts capitalized in each period presented.

In the 2010 first quarter, we re-evaluated our accounting policy for rail grinding costs, and have changed our policy from a capitalization method to a direct expense method. Previously, we capitalized rail grinding costs as an improvement to the rail. We believe it is preferable to expense these costs as incurred to eliminate the subjectivity in determining the period of benefit associated with rail grinding over which to depreciate the associated capitalized costs. In our Form 10-Q filing for the quarter ended March 31, 2010, we have reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with guidance for accounting changes or FASB ASC 250-10-45. Comparative financial statements for all periods have been adjusted to apply the change in accounting principle retrospectively. Complete disclosure of this change in accounting method and a preferability letter from our independent registered public accounting firm, are included in our Form 10-Q filing (see page 7 and Exhibit 18.1).
We do not perform shoulder “cleaning” which for some railroads consists of cleaning and filtering existing ballast and returning it to the rail bed. When we perform shoulder ballast work, we remove the compacted top layer of ballast and replace it with new rock. We capitalize the cost of the ballast replaced along with the related labor, including overheads. The costs are depreciated with ballast. Concurrently, we retire a corresponding amount of ballast. We believe our depreciation study appropriately reflects this shoulder replacement activity.
Note 8. Stockholders’ Equity, page 45
12.
We note your disclosure that on January 28, 2009 and September 29, 2009, KCSM declared and paid capital reductions of $65 million and $36 million, respectively, to the Company’s shareholders. Please provide us more details about the nature of this transaction and explain to us why you believe it is appropriate to account for this transaction as a reduction of common stock.

The common stock of KCSM, which was issued without par value, is 100%-owned by various wholly-owned subsidiaries of Kansas City Southern. On December 28, 2008, KCSM shareholders approved a capital reduction plan of up to $250 million to be executed during the year ended December 31, 2009. KCSM is incorporated in Mexico and thus is subject to the laws of Mexico. For Mexican legal and tax purposes, a corporation’s adjusted book equity must exceed its paid-in capital to pay a dividend. Under Mexican law, adjusted book equity is computed by subtracting inflation adjustments related to the value of fixed assets, certain deferred expenses and certain other assets from shareholders’ equity as determined under U.S. generally accepted accounting principles. At the time of the declaration of the capital reduction plan, KCSM had paid-in capital of approximately Ps.11.1 billion and adjusted book equity of approximately Ps.9.9 billion. Since paid-in capital exceeded adjusted book equity, the transaction was, by definition, a capital redemption rather than a dividend.
As noted above, the plan for the capital redemption was approved by the KCSM board on December 22, 2008. The SCT (the Mexican governmental unit responsible for governance of railroads) and the Mexican Foreign Investment Board were also notified of the intended capital redemption prior to the payments in January and September of 2009.

Note 12. Subsequent Event, page 53
13.
We note from your disclosure on page 54 that on February 9, 2010 KCSM and the Ferromex Parties entered into a Settlement Agreement. In future filings, please disclose the nature and terms of this settlement agreement in the notes to the financial statements.

In our Form 10-Q for the quarter ended March 31, 2010, we have disclosed the nature and terms of the Ferromex Settlement Agreement in the notes to the financial statements (see page 11). In our 2009 Form 10-K, we disclosed relevant matters related to the Trackage Rights Agreement and the Settlement Agreement between KCSM and Ferromex in the notes to financial statements by disclosing on page 50 (“Certain Disputes with Ferromex”) that KCSM and Ferromex had entered into a Trackage Rights Agreement, dated February 9, 2010, and on page 52 (“Concession Dispute”) that the indicated lawsuit and been dismissed.
********
In summary, the Company has carefully considered the comments and views expressed in your letter and believe your comments will improve our future disclosures. We believe that our responses fully respond to the comments provided, and we do not believe that these inquiries or responses indicate the existence of any deficiencies in financial reporting controls and procedures.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 983-1827.
Sincerely,
/s/ Michael W. Upchurch___
Michael W. Upchurch
Executive Vice President and Chief Financial Officer
Cc: Mary K. Stadler – Senior Vice President and Chief Accounting Officer